UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation of Directors

On January 2, 2026, Chun Yin Ling and Wan Venus Li each resigned from the position as a director of the board of directors (the “Board”) of the Company, effective immediately. In connection with Ms. Li’s resignation, she will also step down from her roles as a member of the Audit Committee and Compensation Committee, as well as the Chairperson of the Nominating and Corporate Governance Committee of the Board.

Mr. Ling and Ms. Li indicated that the resignation was not the result of any disagreement with management of the Company or the Board and he/she had no claims against the Company or its directors, officers, employees, or shareholders.

Appointment of Directors and Committee Members

On the same day, the Board of the Company passed a resolution to appoint Tianfu Yuan as a director to fill the vacancy resulting from Mr. Ling’s resignation and Shibin Wang as an independent director to the Board to fill the vacancy resulting from Ms. Li’s resignation. Following the appointments, Mr. Yuan are now a director to the Board and Dr. Wang are now an independent director to the Board, as well as a member of the Audit Committee and Compensation Committee and the Chairperson of the Nominating and Corporate Governance Committee of the Board. The Company believes that Dr. Wang qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission.

In connection with Mr. Yuan and Dr. Wang’s appointments, the Company has entered into an offer letter with each of them, pursuant to which Dr. Wang is entitled to receive an annual cash compensation of $14,400, payable quarterly while Mr. Yuan will not receive any compensation. In addition, the Company has also entered into an indemnity agreement with Mr. Yuan and Dr. Wang. The form of the offer letter and indemnity agreement are filed as Exhibit 10.1 and 10.2 to this report on Form 6-K.

The following is the biographical information of Mr. Yuan and Dr. Wang

Mr. Tianfu Yuan joined in GoFintech Quantum Innovation Limited (HKG: 0290), a financial technology investment platform, in January 2022 and was further appointed as Co-Chief Executive Officer since February 2024. Prior to that, from January 2020 to December 2021, Mr. Yuan served as Vice President of Kunwu Jiuding Investment Management Co., Ltd, a company engages in private equity investment management. Mr. Yuan obtained his Bachelor’s degree in Electronic Science and Technology from Tsinghua University, his Master of Business Administration from Renmin University of China in 2016, and is pursuing his Doctorate of Business Administration in the Hong Kong University of Science and Technology. Mr. Yuan has nearly 16 years of experience in the financial industry and is familiar with the market environment, regulations, and operations of the Chinese mainland, Hong Kong, and international capital markets.

Dr. Shibin Wang serves as a director of several companies, including: Wealthink AI-Innovation Capital Limited (1140.HK), a provider of roadshow platforms and digital Investor Relations Management solutions, since November 2021 and Chenghe Acquisition Co. (Nasdaq: CHEAU), a company focuses on merger and acquisition of potential business, since July 2021. Dr. Wang was the Chief Business officer and director of Hong Kong Digital Asset Ex Limited, a company engages in digital asset investment and trading from April 2019 to March 2025. Dr. Wang obtained his Bachelor’s degree in International Economics and Trade from Dongbei University of Finance and Economics and his Master’s degree in International Finance and Doctorate in Finance from PBC School of Finance of Tsinghua University. Dr. Wang has nearly 20 years of experience in international capital markets and investment banking.

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
10.1	Form of Director Offer Letter
10.2	Form of Indemnity Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: January 7, 2026	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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